                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                CHICO'S FAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168615 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

            June 27 - 29, 2001, July 2, 2001, September 4 - 6, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 11 Pages)

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  2  OF  11  PAGES
          ---------------                                      ---    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RODIN, LTD.
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS LIMITED PARTNERSHIP
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
    SHARES                          -0-
 BENEFICIALLY              -----------------------------------------------------
OWNED BY EACH              (8)      SHARED VOTING POWER
  REPORTING
 PERSON WITH                        2,172,892
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    2,172,892
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,172,892
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  3  OF  11  PAGES
          --------------                                       ---    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KLEE & CO., L.L.C.
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS LIMITED LIABILITY COMPANY
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
    SHARES                          -0-
 BENEFICIALLY              -----------------------------------------------------
OWNED BY EACH
  REPORTING                (8)      SHARED VOTING POWER
 PERSON WITH
                                    2,172,892
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    2,172,892
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,172,892
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  4  OF  11  PAGES
          --------------                                       ---    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HELENE B. GRALNICK
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
    SHARES                          202,500(1)
 BENEFICIALLY              -----------------------------------------------------
OWNED BY EACH
  REPORTING                (8)      SHARED VOTING POWER
 PERSON WITH
                                    2,172,892
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    202,500(1)
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    2,172,892
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,375,392
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  5  OF  11  PAGES
          --------------                                       ---    ----

                             NOTES TO PRECEDING PAGE

(1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  6  OF  11  PAGES
          --------------                                       ---    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARVIN J. GRALNICK
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
    SHARES                          632,500(1)
 BENEFICIALLY              -----------------------------------------------------
OWNED BY EACH              (8)      SHARED VOTING POWER
  REPORTING
 PERSON WITH                        2,172,892
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    632,500(1)
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    2,172,892
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,805,392
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

          IN
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  168615 10 2            SCHEDULE 13D            PAGE  7  OF  11  PAGES
          --------------                                       ---    ----

                             NOTES TO PRECEDING PAGE

(1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

SCHEDULE 13D                                                  PAGE 8 OF 11 PAGES

         This Statement constitutes Amendment No. 5 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership ("Gralnick Industries"), the Helene B. Gralnick Trust Agreement (the "Helene B. Gralnick Trust") and Helene B. Gralnick, individually (the "Helene Gralnick Initial Statement").

         2. Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership ("Gralnick Enterprises"), the Marvin J. Gralnick Trust Agreement (the "Marvin J. Gralnick Trust") and Marvin J. Gralnick, individually (the "Marvin Gralnick Initial Statement").

         3. Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee ("Amendment No. 1").

         4. Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership ("Rodin"), Klee & Co., L.L.C., a Texas limited liability company ("Klee"), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership ("Captiva"), and Sartre Partners, Ltd, a Texas limited partnership ("Amendment No. 2").

         5. Amendment No. 3 to Schedule 13D filed on August 23, 2000 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually ("Amendment No. 3").

         6. Amendment No. 4 to Schedule 13D filed on February 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually ("Amendment No. 4").

         Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend the Schedule 13D as follows:

ITEM 4            PURPOSE OF TRANSACTION.

         All of the transactions occurring in June 2001, July 2001, and September 2001 and described in Item 5 below were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned

SCHEDULE 13D                                                  PAGE 9 OF 11 PAGES

Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

         Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the "Rodin Agreement"). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. - 83.043 Units, Marvin J. Gralnick - 4,093.270 Units, Helene B. Gralnick - 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick - - 34.39 Units in the aggregate.

         Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene
B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin
J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 2,172,892 shares of the Common Stock of the Issuer held by Rodin. Such shares represent 8.1 % of the total outstanding shares of the Common Stock of the Issuer as of August 20, 2001.

         In addition, Helene B. Gralnick has the option to acquire 202,500 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 8.8% of the total outstanding shares of the Common Stock of the Issuer as of August 20, 2001.

         In addition, Marvin J. Gralnick has the option to acquire 632,500 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 10.5% of the total outstanding shares of the Common Stock of the Issuer as of August 20, 2001.

         In June 2001, July 2001, and September 2001, Rodin sold an aggregate of 498,200 shares of the Common Stock in open market transactions effectuated through a broker. The dates of these transactions, the number of shares involved in each transaction, and the price per share in each transaction are set forth in Exhibit 1 to this Amendment No. 5.

         This Amendment No. 5 to Schedule 13D also updates beneficial ownership to take into account the vesting since Amendment No. 4 of certain non-qualified stock options to purchase shares of Common Stock granted to Helene B. Gralnick and Marvin J. Gralnick pursuant to the Company's

SCHEDULE 13D                                                 PAGE 10 OF 11 PAGES

stock option plans and the effect on the number of shares represented thereby by the 3 for 2 stock split distributed in May 2001.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See "Item 5 Interest in Securities of the Issuer" for information regarding the Rodin Agreement.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Transactions in Chico's FAS, Inc. Common Stock

SCHEDULE 13D                                                 PAGE 11 OF 11 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001
                                      RODIN, LTD.

                                      By:      Klee & Co., L.L.C.,
                                               General Partner


                                      By:     /s/ Marvin J. Gralnick
                                         ---------------------------------------
                                               Marvin J. Gralnick, Manager


                                      By:     /s/ Helene B. Gralnick
                                         ---------------------------------------
                                               Helene B. Gralnick, Manager

                                      KLEE & CO., L.L.C.


                                      By:      /s/ Marvin J. Gralnick
                                         ---------------------------------------
                                               Marvin J. Gralnick, Manager


                                      By:     /s/ Helene B. Gralnick
                                         ---------------------------------------
                                               Helene B. Gralnick, Manager


                                             /s/ Helene B. Gralnick
                                      ------------------------------------------
                                      Helene B. Gralnick, Individually


                                             /s/ Marvin J. Gralnick
                                      ------------------------------------------
                                      Marvin J. Gralnick, Individually